SC 13G JAKK 13G 2016-12-31.txt UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3 )* JAKKS PACIFIC INC (Name of Issuer) COMMON STOCK, $0.001 PAR VALUE (Title of Class of Securities) 47012E106 (CUSIP Number) DECEMBER 31, 2016 (Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ X ] Rule 13d-1(b) [__] Rule 13d-1(c) [__] Rule 13d-1(d) *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Cusip: 47012E106 Item 1: Geode Capital Holdings LLC Item 2: Check Appropriate box if member of a group: (a): (b): Item 3: SEC USE ONLY Item 4: Delaware Item 5: 1,491,448 Item 6: 0 Item 7: 1,506,229 Item 8: 0 Item 9: 1,506,229 Item 10:0 Item 11:6.63% Item 12:HC Cusip: 47012E106 Item 1: Geode Capital Management, LLC Item 2: Check Appropriate box if member of a group: (a): (b): Item 3: SEC USE ONLY Item 4: Delaware Item 5: 1,491,448 Item 6: 0 Item 7: 1,506,229 Item 8: 0 Item 9: 1,506,229 Item 10:0 Item 11:6.63% Item 12:IA ________________________________________________________________________ Item 1(a):Name of Issuer JAKKS PACIFIC INC (the "Issuer") Item 1(b):Address of Issuer's Principal Executive Offices 2951 28th Street Santa Monica, CA 90405 Item 2(a):Name of Person Filing This statement is being filed by Geode Capital Holdings LLC and Geode Capital Management, LLC (collectively, the Reporting Persons). Item 2(b):Address or Principal Business Office or, if None, Residence One Post Office Square, 20th Floor Boston, Massachusetts 02109 Item 2(c):Citizenship Geode Capital Holdings LLC: Delaware, USA Geode Capital Management, LLC: Delaware, USA Item 2(d):Title of Class of Securities Common Stock, $0.001 par value Item 2(e):CUSIP Number 47012E106 Item 3:This statement is filed pursuant to Rule 13d-1(b) Geode Capital Holdings LLC is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G); and Geode Capital Management, LLC is an investment adviser in accordance with Rule 13d-1(b)(1(ii)(E). (Note: See Exhibit A) Item 4:Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Item 4(a):Amount Beneficially Owned 1,506,229 shares of Common Stock Item 4(b):Percent of Class 6.63% Percentage calculated by dividing (i) the sum of (a) 140,273 shares of common stock issued by the Issuer plus (b) 1,365,956 shares of common stock receivable upon conversion of convertible notes of the Issuer by (ii) the sum of (a) 21,367,956 (shares outstanding as of December 31, 2016) and (b) 1,365,956 (shares receivable upon conversion of convertible notes) Item 4(c):Number of shares as to which such person has: (i) sole power to vote or to direct the vote: 1,491,448 (ii) shared power to vote or to direct the vote: 0 (iii) sole power to dispose or to direct the disposition of: 1,506,229 (iv) shared power to dispose or to direct the disposition of: 0 Item 5:Ownership of Five Percent or Less of a Class Not applicable Item 6:Ownership of More than Five Percent on Behalf of Another Person Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No other persons interest in the common stock of Issuer relates to more than five percent of the total outstanding common stock. Item 7:Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company See attached Exhibit A. Item 8:Identification and Classification of Members of the Group Not applicable. Item 9:Notice of Dissolution of Group Not applicable. Item 10:Certification By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect. SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: February 14, 2017 GEODE CAPITAL MANAGEMENT, LLC /s/Jeffrey S. Miller Signature Jeffrey S. Miller Chief Operating Officer, Geode Capital Management, LLC GEODE CAPITAL HOLDINGS LLC /s/Jeffrey S. Miller Signature Jeffrey S. Miller Chief Operating Officer, Geode Capital Holdings LLC ____________________________________________________________________________ EXHIBIT A ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Geode Capital Management, LLC IA Geode Capital Management LP IA Geode Capital Management, LLC a majority-owned subsidiary of Geode Capital Holdings LLC and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Geode Capital Management, LLC is the general partner of Geode Capital Management LP, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. ____________________________________________________________________________ EXHIBIT B JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate. Dated: February 14, 2017 GEODE CAPITAL MANAGEMENT, LLC /s/Jeffrey S. Miller Signature Jeffrey S. Miller Chief Operating Officer, Geode Capital Management, LLC GEODE CAPITAL HOLDINGS LLC /s/Jeffrey S. Miller Signature Jeffrey S. Miller Chief Operating Officer, Geode Capital Holdings LLC